Exhibit 99.2

NEWS RELEASE

7 July 2003

Wolseley plc announces the completion of the acquisition of

Pinault Bois & Materiaux

Wolseley plc, the world’s specialist trade distributor of plumbing, heating and building material products, announced on 24 April 2003 that one of its wholly owned subsidiaries had made an offer, conditional upon approval of the appropriate competition authorities, for Pinault Bois & Materiaux (“PBM”). The offer was approved by the competition authorities on 3 July 2003 and completion subsequently took place on 7 July 2003. The cash consideration of €565 million (£390 million), including net debt acquired, was financed from Wolseley’s existing resources.

Note: The following exchange rate has been used in this release:-

£1 = €1.45

Contacts

Wolseley plc

Guy Stainer, Head of Investor Relations	Tel: +44 118 929 8744

Brunswick

Andrew Fenwick	Tel: +44 20 7404 5959
Nina Richmond

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